                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                          ENVIRODYNE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294037205
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                                 (CUSIP Number)

                          Joseph L. von Rosenberg III
       Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                        1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                May 15, 1997
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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INTRODUCTORY NOTE.

                 This Amendment No. 8 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6 and 7 to Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997, April 18, 1997, April 23, 1997,
April 29, 1997 and May 14, 1997, respectively.

ITEM 4.          PURPOSE OF TRANSACTION

         Item 4 to the Schedule 13D is hereby supplemented as follows:

         On May 15, 1997, Zapata sent a letter to F. Edward Gustafson, Chairman, President and Chief Executive Officer of the Issuer, relating to Zapata's proposal made on May 14, 1997 for a merger transaction with the Issuer by which Zapata would acquire the shares of Common Stock of the Issuer not owned by Zapata for consideration of $8 per share, consisting of $4 per share in cash and $4 per share in common stock of Zapata, with the stock consideration to be based on an exchange ratio to be determined. The letter and the related press release issued by Zapata are filed as Exhibit 99.9 and Exhibit 99.10 hereto, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Exhibit Number                        Document Description
            --------------                        --------------------
                 99.9                      Letter from Zapata Corporation to
                                           Envirodyne Industries, Inc. dated
                                           May 15, 1997

                 99.10                     Zapata Corporation press release
                                           dated May 15, 1997

                 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 1997.
                                          ZAPATA CORPORATION



                                          By:  /s/ JOSEPH L. VON ROSENBERG III
                                              ----------------------------------
                                              Joseph L. von Rosenberg III
                                              Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary





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                                 EXHIBIT INDEX


            Exhibit Number                      Document Description
            --------------                      --------------------
                 99.9                    Letter from Zapata Corporation to
                                         Envirodyne Industries, Inc., dated
                                         May 15, 1997

                 99.10                   Zapata Corporation press release
                                         dated May 15, 1997





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